Exhibit 1.01
Conflict Minerals Report
Pacific Sunwear of California, Inc. (the “Company,” “PacSun,” “we,” “us,” or “our”) has included this Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2015 through December 31, 2015, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is May 31, 2016.
As used herein, "Conflict Minerals" or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG finance or benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Report. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this Report or to reflect the occurrence of unanticipated events.
Overview
PacSun is a leading specialty retailer rooted in the action sports, fashion and music influence of the California lifestyle. We sell a combination of branded and proprietary casual apparel, accessories and footwear designed to appeal to teens and young adults. As of the date of this Report, the Company operates approximately 591 stores in all 50 states and Puerto Rico.
We are required to make a filing under the Conflict Minerals Rule because, during the period from January 1, 2015 to December 31, 2015 (the “Relevant Period”), we contracted to manufacture certain products (our “In-Scope Products”) which contained 3TG that were necessary to the functionality or production of the In-Scope Products (“Necessary 3TG”). However, 3TG constitute only a small portion of the materials content of the In-Scope Products and a significant portion of our products do not contain any 3TG. For the Relevant Period, we determined that the majority of our products (by product numbers and by units produced) did not contain 3TG and were not in-scope for purposes of our compliance with the Conflict Minerals Rule.

Our Conflict Minerals Policy
PacSun supports ending the violence and human rights abuses taking place in the Covered Countries. We are committed to ensuring that any 3TG contained in our In-Scope Products are sourced from conflict free sources that do not fund armed conflict. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public, a company policy (the "Conflict Minerals Policy") for the supply chain of 3TG. Our Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers of In-Scope Products:

•	Use materials that are "DRC conflict free," within the meaning of the Conflict Minerals Rule, in the products they sell to PacSun;

•
Adopt policies and management systems that are consistent with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (the “OECD Guidance”);

•	Complete the PacSun Conflict Minerals Questionnaire in a timely manner; and

•	If requested, provide supporting documentation.
Our Conflict Minerals Policy indicates that, in the event that PacSun determines that a supplier’s efforts to comply with the Conflict Minerals Policy have been insufficient, or the supplier fails to cooperate in developing and implementing reasonable steps to comply, PacSun maintains the right to take appropriate actions up to and including discontinuing the business relationship with the supplier.
We do not seek to embargo the sourcing of 3TG from the Covered Countries.
Product Scoping: Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, we conducted a “reasonable country of origin inquiry” with respect to the necessary 3TG contained in our In-Scope Products for 2015. We designed our reasonable country of origin inquiry in good faith to determine the origin of the 3TG that are necessary to the functionality of products that we contracted to manufacture. We determined which of our products were In-Scope Products through product specifications, discussions with our merchants, visual inspection, supplier inquiries and other information known to us. We also examined the degree of influence that we had over the materials, parts, ingredients and components of the products.
Our outreach included 96 direct suppliers (the "Suppliers") that we identified as having provided us with In-Scope Products that contain Necessary 3TG. For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance design framework, which are described below in this Conflict Minerals Report.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2015. These due diligence efforts are discussed in this Conflict Minerals Report.
Due Diligence Program Design
We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance (Second Edition 2013).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings in the summary of our due diligence program design below conform to the headings used in the OECD Guidance for each of the five steps.

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
We maintain a team of senior staff under our Senior Vice President and General Counsel who is charged with managing our 3TG compliance strategy. The following functional areas are represented on the working group: compliance; internal audit; legal; and supply chain. Selected internal personnel, including members of our Men’s and Women’s merchant teams, are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

b.
We utilize a questionnaire based on the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (the "CFSI") to identify smelters and refiners in our supply chain.

c.	We maintain procedures to maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database.

d.	We furnish our suppliers with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

e.	We have a Conflict Minerals Policy, as described earlier in this Report.

f.
We have an email mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. Violations can be reported by email to conflictminerals@pacificsunwear.com.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.
We request by email that suppliers provide us with information, through the completion of our questionnaire, concerning the usage and source of 3TG in the In-Scope Products, as well as information concerning their related compliance efforts. We also permit suppliers to provide a response by submitting a completed CMRT. We follow up by email or phone with all suppliers that do not respond to the request within the specified time frame.

b.
We review the completed responses received from suppliers. We follow up by email or phone with all suppliers that submit an incomplete response or a response that we believe contains errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We follow up with other suppliers where deemed appropriate by us.

c.	Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	Our Conflict Minerals Compliance Team reports the findings of its supply chain risk assessment to our Senior Vice President and General Counsel.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"
In connection with our due diligence, to the extent that smelters and refiners are identified to us, we utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: "Report on supply chain due diligence"
We file a Form SD, and to the extent applicable, a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.
Due Diligence Program Execution
In furtherance of our 3TG due diligence efforts, we performed the following measures in respect of the Relevant Period. These were not all of the measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.
We sent our questionnaire to 96 Suppliers, and followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame. Approximately 84% of the Suppliers responded to our request for information.

2.
We reviewed the completed responses received from Suppliers. We followed up by email or phone with all Suppliers that submitted an incomplete response or a response that we believe contained errors or inaccuracies or that otherwise provided a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where deemed appropriate by us.

3.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our Senior Vice President and General Counsel.
In-Scope Product Information
For the Relevant Period, In-Scope Products consisted of products in the categories listed below. Not all of the products in these categories were In-Scope Products.

1.	Apparel (pants, shorts, skirts, dresses, shirts, blouses, sweaters, etc.) that contains functional buttons, rivets and zippers

2.	Bags and purses

3.	Belts and wallets

4.	Cosmetics and fragrances

5.	Footwear

6.	Headwear (hats, headscarves, hair pins, hair holders)

7.	Jewelry

8.	Scarves

9.	Selected other miscellaneous apparel and accessory items

10.	Cell phone cases, ear buds and charging devices
For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the “Annual Report”). The information contained in the Annual Report is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Report or the Form SD.
Reasonable Country of Origin Inquiry and Due Diligence Results
Due to the challenges of tracing a multi-tier supply chain, for the Relevant Period, we were unable to determine the origin of the Necessary 3TG in our In-Scope Products. For the Relevant Period, none of our In-Scope Products were determined by us to support conflict (i.e., to contain Necessary 3TG that directly or indirectly financed or benefited an armed group in a Covered Country). However, we did not conclude that any of our In-Scope Products were "DRC conflict free."
We endeavored to determine the mine or location of origin of the Necessary 3TG contained in our In-Scope Products by requesting that the Suppliers provide us with a completed questionnaire concerning the source of the 3TG in the components and products sourced from them, and through the other measures described in this Report.